January 6, 2011

Mr. Lyn Shenk, Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	BY EDGAR AND FACSIMILE

Re:	Polaris Industries Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     The purpose of this letter is to confirm our understanding, based on my phone conversation with you on January 6, 2011, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated January 4, 2011. As discussed, our response will be provided on or before February 2, 2011.

Very truly yours,
/s/ Ruilin Li
Ruilin Li,
Assistant General Counsel

cc:	Michael W. Malone Scott W. Wine Stacy L. Bogart Steven C. Kennedy